Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise indicated or the context otherwise requires, all references in this document to “On,” “On Holding AG,” the “Company,” “we,” “our,” “ours,” “us,” or similar terms refer to On Holding AG and its consolidated subsidiaries.
The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial information included as an appendix to this management's discussion and analysis of financial condition and results of operations, as well as our audited financial statements and the notes thereto, and the section titled “Risk Factors”, each of which appear in our annual report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 3, 2026 (“Annual Report”). As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following management's discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below in such section. The unaudited consolidated financial information as of September 30, 2026, and for the three-month and nine-month periods ended September 30, 2026 and 2025 were prepared in accordance with International Accounting Standards ("IFRS"), as issued by the International Accounting Standards Board, and presented in Swiss Francs ("CHF"), the legal currency of Switzerland.
Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding. With respect to financial information set out in this document, a dash (“—”) signifies that the relevant figure is available but is or has been rounded to zero, and ("nm") signifies that the percent change is not meaningful.

Overview
On is a premium performance sportswear brand rooted in innovation, design, and sustainability. Since our founding in the Swiss Alps in 2010, we have built a distinctive global brand with a passionate community across more than 90 countries. Through our premium product and brand experience, we bring our mission—to ignite the human spirit through movement—to life for our fans worldwide.
We believe our premium positioning and our relentless focus on performance and design sets us apart within the global sportswear market. Our culture of innovation has enabled us to repeatedly introduce groundbreaking technologies designed to elevate the running experience and create enduring excitement around our brand. Anchored in our running heritage, we have extended this expertise into other performance categories, including performance outdoor, performance all-day, performance tennis, and performance training, connecting us with new communities across a full spectrum of movement.
On operates as a single-brand consumer products business and therefore has a single operating and reportable segment.

Key Financial and Operating Metrics
Key financial and operating metrics for the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025 include:
•net sales increased by 17.2% to CHF 931.4 million, or by 17.8% on a constant currency basis;
•net sales through the direct-to-consumer (“DTC”) sales channel increased by 25.0% to CHF 393.3 million, or by 24.8% on a constant currency basis;
•net sales through the wholesale sales channel increased by 12.2% to CHF 538.2 million, or by 13.2% on a constant currency basis;
•net sales in Europe, Middle East and Africa (“EMEA”), Americas and Asia-Pacific ("APAC") increased by 17.9% to CHF 251.4 million, 12.4% to CHF 490.1 million and 31.1% to CHF 189.9 million, respectively;
•net sales in EMEA, Americas and APAC increased by 19.1%, 12.4% and 31.9% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 15.4% to CHF 843.7 million, 38.7% to CHF 69.5 million and 39.2% to CHF 18.1 million, respectively;
•net sales from shoes, apparel and accessories increased by 16.0%, 38.0% and 40.2% on a constant currency basis, respectively;

•gross profit increased by 29.5% to CHF 676.0 million from CHF 522.2 million;
•gross profit margin increased to 72.6% from 65.7%;
•net income increased by 36.9% to CHF 162.8 million from CHF 118.9 million;
•net income margin increased to 17.5% from 15.0%;
•basic earnings per share (“EPS”) Class A (CHF) increased to CHF 0.49 from CHF 0.36;
•diluted EPS Class A (CHF) increased to CHF 0.48 from CHF 0.36;
•adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") increased by 42.7% to CHF 256.8 million from CHF 179.9 million;
•adjusted EBITDA margin increased to 27.6% from 22.6%;
•adjusted net income increased by 26.7% to CHF 180.1 million from CHF 142.1 million;
•adjusted basic EPS Class A (CHF) increased to CHF 0.54 from CHF 0.43; and
•adjusted diluted EPS Class A (CHF) increased to CHF 0.54 from CHF 0.43.

Key financial and operating metrics for the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025 include:
•net sales increased by 15.1% to CHF 2,613.6 million, or by 21.8% on a constant currency basis;
•net sales through the DTC sales channel increased by 22.7% to CHF 1,103.8 million, or by 29.2% on a constant currency basis;
•net sales through the wholesale sales channel increased by 10.2% to CHF 1,509.9 million, or by 16.9% on a constant currency basis;
•net sales in EMEA, Americas and APAC increased by 18.5% to CHF 686.8 million, 6.6% to CHF 1,392.3 million and 39.0% to CHF 534.5 million, respectively;
•net sales in EMEA, Americas and APAC increased by 21.5%, 14.2% and 48.2% on a constant currency basis, respectively;
•net sales from shoes, apparel and accessories increased by 12.8% to CHF 2,389.1 million, 43.3% to CHF 179.0 million and 61.7% to CHF 45.6 million, respectively;
•net sales from shoes, apparel and accessories increased by 19.6%, 49.3% and 69.4% on a constant currency basis, respectively;
•gross profit increased by 24.5% to CHF 1,766.0 million from CHF 1,418.3 million;
•gross profit margin increased to 67.6% from 62.5%;
•net income increased by 175.6% to CHF 371.0 million from CHF 134.6 million;
•net income margin increased to 14.2% from 5.9%;
•basic EPS Class A (CHF) increased to CHF 1.11 from CHF 0.41;
•diluted EPS Class A (CHF) increased to CHF 1.10 from CHF 0.40;
•adjusted EBITDA increased by 37.4% to CHF 599.1 million from CHF 436.0 million;
•adjusted EBITDA margin increased to 22.9% from 19.2%;
•adjusted net income increased by 130.3% to CHF 421.2 million from CHF 182.9 million;
•adjusted basic EPS Class A (CHF) increased to CHF 1.26 from CHF 0.56; and
•adjusted diluted EPS Class A (CHF) increased to CHF 1.25 from CHF 0.55.

Key financial and operating metrics as of September 30, 2026 compared to December 31, 2025 include:
•cash and cash equivalents increased by 31.3% to CHF 1,339.0 million from CHF 1,019.9 million; and
•net working capital increased by 29.9% to CHF 740.7 million from CHF 570.3 million.

Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis are non-IFRS measures used by us to evaluate our performance. Furthermore, we believe these non-IFRS measures enhance investors' understanding of our financial and operating performance from period to period because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS. For a detailed description and a reconciliation to the nearest IFRS measure, see section titled “Non-IFRS Measures.”

Operating Results
The following table summarizes certain key operating measures for the three-month and nine-month periods ended September 30, 2026 and 2025.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net sales	931.4	794.4	17.2%	2,613.6	2,270.2	15.1%
Cost of sales	(255.5)	(272.1)	(6.1)%	(847.6)	(851.9)	(0.5)%
Gross profit	676.0	522.2	29.5%	1,766.0	1,418.3	24.5%
Gross profit margin	72.6%	65.7%		67.6%	62.5%
Selling, general and administrative expenses	(481.0)	(397.5)	21.0%	(1,334.1)	(1,123.8)	18.7%
Operating result	195.0	124.7	56.4%	431.9	294.5	46.7%
Net financial result	16.7	(6.1)	373.8%	21.6	(159.3)	113.6%
Income before taxes	211.7	118.6	78.5%	453.5	135.2	235.4%
Income tax benefit / (expense)	(48.9)	0.3	nm	(82.4)	(0.6)	nm
Net income	162.8	118.9	36.9%	371.0	134.6	175.6%

Basic EPS Class A (CHF)	0.49	0.36	36.1%	1.11	0.41	170.7%
Diluted EPS Class A (CHF)	0.48	0.36	33.3%	1.10	0.40	175.0%

Other data(1)
Adjusted EBITDA	256.8	179.9	42.7%	599.1	436.0	37.4%
Adjusted EBITDA margin	27.6%	22.6%		22.9%	19.2%
Adjusted net income	180.1	142.1	26.7%	421.2	182.9	130.3%
Adjusted basic EPS Class A (CHF)	0.54	0.43	25.6%	1.26	0.56	125.0%
Adjusted diluted EPS Class A (CHF)	0.54	0.43	25.6%	1.25	0.55	127.3%
(1) Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS are non-IFRS measures. See section titled “Non-IFRS Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Net Sales
Net sales by sales channel

The following tables present net sales by sales channel:

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	538.2	479.6	12.2%	13.2%
Direct-to-consumer	393.3	314.7	25.0%	24.8%
Net sales	931.4	794.4	17.2%	17.8%

Wholesale % of Net sales	57.8%	60.4%
Direct-to-consumer % of Net sales	42.2%	39.6%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Wholesale	1,509.9	1,370.3	10.2%	16.9%
Direct-to-consumer	1,103.8	899.9	22.7%	29.2%
Net sales	2,613.6	2,270.2	15.1%	21.8%

Wholesale % of Net sales	57.8%	60.4%
Direct-to-consumer % of Net sales	42.2%	39.6%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
Net sales for the three-month period ended September 30, 2026 increased by CHF 137.0 million, or 17.2%, compared to the three-month period ended September 30, 2025.
Net sales generated by the wholesale sales channel for the three-month period ended September 30, 2026 increased by CHF 58.5 million, or 12.2%, to CHF 538.2 million, compared to CHF 479.6 million for the three-month period ended September 30, 2025. The increase was attributable to growth across both existing and new doors, particularly within global key accounts.
Net sales generated by the DTC sales channel for the three-month period ended September 30, 2026 increased by CHF 78.5 million, or 25.0%, to CHF 393.3 million, compared to CHF 314.7 million for the three-month period ended September 30, 2025. The increase was primarily driven by the continued expansion of our own retail store network across all regions. In addition, the continued increase in popularity and awareness of the On brand drove higher traffic and transactions both on our e-commerce platform and in our existing retail stores.
As a result of the strength of our DTC channel, and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 42.2% for the three-month period ended September 30, 2026, from 39.6% for the three-month period ended September 30, 2025.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
Net sales for the nine-month period ended September 30, 2026 increased by CHF 343.4 million, or 15.1%, compared to the nine-month period ended September 30, 2025.
Net sales generated by the wholesale sales channel for the nine-month period ended September 30, 2026 increased by CHF 139.6 million, or 10.2%, to CHF 1,509.9 million, compared to CHF 1,370.3 million for the nine-month period ended September 30, 2025. The increase was attributable to growth across both new and existing doors, particularly within global key accounts, and growth within our distributor network.
Net sales generated by the DTC sales channel for the nine-month period ended September 30, 2026 increased by CHF 203.9 million, or 22.7%, to CHF 1,103.8 million, compared to CHF 899.9 million for the nine-month period ended September 30, 2025. The increase was primarily driven by the continued expansion of our own retail store network across all regions. In addition, the continued increase in popularity and awareness of the On brand drove higher traffic and transactions both on our e-commerce platform and in our existing retail stores.
As a result of the strength of our DTC channel and in line with the strategic ambition for our DTC sales channel to outgrow our wholesale sales channel, net sales generated from the DTC sales channel as a percentage of net sales increased to 42.2% for the nine-month period ended September 30, 2026, compared to 39.6% for the nine-month period ended September 30, 2025.

Net sales by geography

The following tables present net sales by geographic region (based on the location of the customer):

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	490.1	436.2	12.4%	12.4%
Europe, Middle East and Africa	251.4	213.3	17.9%	19.1%
Asia-Pacific	189.9	144.9	31.1%	31.9%
Net sales	931.4	794.4	17.2%	17.8%

Americas % of Net sales	52.6%	54.9%
Europe, Middle East and Africa % of Net sales	27.0%	26.8%
Asia-Pacific % of Net sales	20.4%	18.2%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Americas	1,392.3	1,305.9	6.6%	14.2%
Europe, Middle East and Africa	686.8	579.7	18.5%	21.5%
Asia-Pacific	534.5	384.6	39.0%	48.2%
Net sales	2,613.6	2,270.2	15.1%	21.8%

Americas % of Net sales	53.3%	57.5%
Europe, Middle East and Africa % of Net sales	26.3%	25.5%
Asia-Pacific % of Net sales	20.4%	16.9%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
Net sales increased across all geographic regions for the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025, with APAC showing particularly strong growth. Americas net sales growth of 12.4% was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued growth in both channels. Net sales in EMEA for the three-month period ended September 30, 2026 increased by 17.9%. The increase in EMEA was driven by continued growth in both channels, with accelerated growth in France and Spain. APAC net sales growth of 31.1% was primarily driven by strong sales growth in China and Japan, alongside a notable contribution from South Korea.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
Net sales increased across all geographic regions for the nine-month period ended September 30, 2026, compared to the nine-month period ended September 30, 2025, with APAC showing particularly strong growth. The 6.6% increase in net sales in Americas was driven by the ongoing rise in popularity and awareness of the On brand in the region and continued growth in both channels. Net sales in EMEA for the nine-month period ended September 30, 2026 increased by 18.5%. The increase was driven by growth within our distributor network and accelerated growth in France and Spain, as well as continued strength in established markets like the United Kingdom. APAC net sales growth of 39.0% was primarily driven by strong sales growth in China and Japan, alongside a notable contribution from South Korea.

Net sales by product

The following tables present net sales by product group:

	Three-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	843.7	731.3	15.4%	16.0%
Apparel	69.5	50.1	38.7%	38.0%
Accessories	18.1	13.0	39.2%	40.2%
Net sales	931.4	794.4	17.2%	17.8%

Shoes % of Net sales	90.6%	92.1%
Apparel % of Net sales	7.5%	6.3%
Accessories % of Net sales	1.9%	1.6%
Net sales %	100.0%	100.0%

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	Constant Currency % Change (1)

Shoes	2,389.1	2,117.1	12.8%	19.6%
Apparel	179.0	124.9	43.3%	49.3%
Accessories	45.6	28.2	61.7%	69.4%
Net sales	2,613.6	2,270.2	15.1%	21.8%

Shoes % of Net sales	91.4%	93.3%
Apparel % of Net sales	6.8%	5.5%
Accessories % of Net sales	1.7%	1.2%
Net sales %	100.0%	100.0%
(1) The constant currency percent change represents changes to net sales on a constant currency basis, which is a non-IFRS financial measure. See section titled "Non-IFRS Measures" for a description of this measure. Reconciliation to the nearest IFRS measure is shown in table above.

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
Net sales increased across all product groups during the three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025. The 15.4% increase in net sales for shoes was driven by new franchise iterations, expanded seasonal colorways, and the continuity of successful products carrying over from previous seasons. Growth was led by our Performance All Day vertical, primarily due to strong performance of the Cloudtilt franchise. The 38.7% increase in net sales for apparel for the three-month period ended September 30, 2026 was driven by our Performance Running vertical, with additional contributions from our Performance Training and Performance Tennis verticals. Net sales in accessories increased 39.2% compared to the three-month period ended September 30, 2025 driven by growth within the socks category with additional contributions from our bags category.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
Net sales increased across all product groups during the nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025. The 12.8% increase in net sales for shoes was driven by new franchise iterations, expanded seasonal colorways, and the continuity of successful products carrying over from previous seasons. Growth was led by our Performance All Day vertical, primarily due to the strong performance of the Cloudtilt franchise, with additional contribution from the Performance Training vertical. The 43.3% increase in net sales for apparel for the nine-month period ended September 30, 2026 was driven by our Performance Running vertical, with additional contributions from the Performance Tennis and Performance Training verticals. Net sales in accessories increased 61.7% compared to the nine-month period ended September 30, 2025, driven by growth within the socks category with additional contributions from our bags category.

Gross Profit

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Gross profit	676.0	522.2	29.5%	1,766.0	1,418.3	24.5%
Gross profit margin	72.6%	65.7%		67.6%	62.5%

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
Cost of sales during the three-month period ended September 30, 2026 decreased by CHF 16.7 million, or (6.1)%, to CHF 255.5 million, compared to CHF 272.1 million during the three-month period ended September 30, 2025. Gross profit was CHF 676.0 million for the three-month period ended September 30, 2026, representing a gross profit margin of 72.6%, compared to CHF 522.2 million for the three-month period ended September 30, 2025, representing a gross profit margin of 65.7%. The increase in gross profit margin was mainly driven by CHF 52.6 million of U.S. tariff refunds received in the three-month period ended September 30, 2026, which increased the gross profit margin by 570 basis points. Additionally, the increase was driven by our ongoing operational efficiencies and improvements, favorable foreign exchange impacts, and higher DTC sales as a percentage of net sales during the three-month period ended September 30, 2026 compared to three-month period ended September 30, 2025. These increases were partially offset by the non-recurrence of a one-off favorable impact of approximately 200 basis points from lower-than-anticipated freight and other costs during the prior year comparison period ended September 30, 2025.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
Cost of sales during the nine-month period ended September 30, 2026 decreased by CHF 4.2 million, or (0.5)%, to CHF 847.6 million, compared to CHF 851.9 million during the nine-month period ended September 30, 2025. Gross profit was CHF 1,766.0 million for the nine-month period ended September 30, 2026, representing a gross profit margin of 67.6%, compared to CHF 1,418.3 million for the nine-month period ended September 30, 2025, representing a gross profit margin of 62.5%. The increase in gross profit margin was mainly driven by U.S. tariff refunds received in the nine-month period ended September 30, 2026, which increased the gross profit margin by 190 basis points. Additionally, the increase was driven by our ongoing operational efficiencies and improvements, favorable foreign exchange impacts, and higher DTC sales as a percentage of net sales during the nine-month period ended September 30, 2026 compared to nine-month period ended September 30, 2025.

Selling, General and Administrative ("SG&A") Expenses

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net sales	931.4	794.4	17.2%	2,613.6	2,270.2	15.1%
Distribution expenses	(99.4)	(83.0)	19.8%	(267.3)	(247.8)	7.9%
Selling expenses	(96.2)	(65.2)	47.5%	(247.7)	(186.7)	32.7%
Marketing expenses	(112.8)	(97.9)	15.2%	(340.7)	(268.4)	26.9%
Share-based compensation	(17.1)	(23.0)	(25.7)%	(50.6)	(48.6)	4.1%
General and administrative expenses	(155.5)	(128.4)	21.1%	(427.8)	(372.3)	14.9%
SG&A expenses	(481.0)	(397.5)	21.0%	(1,334.1)	(1,123.8)	18.7%
Less share-based compensation	(17.1)	(23.0)	(25.7)%	(50.6)	(48.6)	4.1%
SG&A expenses (excluding share-based compensation)	(463.8)	(374.5)	23.8%	(1,283.5)	(1,075.2)	19.4%

Distribution expenses % of Net sales	10.7%	10.4%		10.2%	10.9%
Selling expenses % of Net sales	10.3%	8.2%		9.5%	8.2%
Marketing expenses % of Net sales	12.1%	12.3%		13.0%	11.8%
Share-based compensation % of Net sales	1.8%	2.9%		1.9%	2.1%
General and administrative expenses % of Net sales	16.7%	16.2%		16.4%	16.4%
SG&A expenses % of Net sales	51.6%	50.0%		51.0%	49.5%
SG&A expenses (excluding share-based compensation) % of Net sales	49.8%	47.1%		49.1%	47.4%

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
SG&A expenses for the three-month period ended September 30, 2026 increased by CHF 83.4 million, or 21.0%, to CHF 481.0 million, compared to CHF 397.5 million for the three-month period ended September 30, 2025. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 49.8% in the three-month period ended September 30, 2026, compared to 47.1% for the three-month period ended September 30, 2025.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales increased to 10.7% during the three-month period ended September 30, 2026 compared to 10.4% during the three-month period ended September 30, 2025. This was primarily attributable to depreciation expense from new warehouse leases, partially offset by operational efficiencies during the three-month period ended September 30, 2026.
•Selling expenses as a percentage of net sales increased to 10.3% during the three-month period ended September 30, 2026 compared to 8.2% during the three-month period ended September 30, 2025. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales decreased to 12.1% during the three-month period ended September 30, 2026 compared to 12.3% during the three-month period ended September 30, 2025. The decrease was primarily driven by a shift in the timing of our marketing campaigns as well as strong net sales growth.

•Share-based compensation expense decreased to CHF 17.1 million during the three-month period ended September 30, 2026 compared to CHF 23.0 million during the three-month period ended September 30, 2025.
•General and administrative expenses as a percentage of net sales increased to 16.7% during the three-month period ended September 30, 2026 compared to 16.2% during the three-month period ended September 30, 2025. This increase is primarily driven by higher personnel expenses and higher IT and technology related expenses in the three-month period ended September 30, 2026, partially offset by lower administrative expenses.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
SG&A expenses for the nine-month period ended September 30, 2026 increased by CHF 210.3 million, or 18.7%, to CHF 1,334.1 million, compared to CHF 1,123.8 million for the nine-month period ended September 30, 2025. Excluding share-based compensation, SG&A expenses as a percentage of net sales increased to 49.1% in the nine-month period ended September 30, 2026 compared to 47.4% for the nine-month period ended September 30, 2025.

The drivers for the fluctuations in SG&A expenses, mostly denominated as a percentage of net sales, can be summarized as follows:
•Distribution expenses as a percentage of net sales decreased to 10.2% during the nine-month period ended September 30, 2026 compared to 10.9% during the nine-month period ended September 30, 2025. This was primarily attributable to lower warehousing and delivery costs resulting from operational efficiency gains during the nine-month period ended September 30, 2026.
•Selling expenses as a percentage of net sales increased to 9.5% during the nine-month period ended September 30, 2026 compared to 8.2% during the nine-month period ended September 30, 2025. The increase was primarily driven by additional expenses incurred as a result of our expanding retail footprint, primarily due to retail store-related personnel costs and depreciation.
•Marketing expenses as a percentage of net sales increased to 13.0% during the nine-month period ended September 30, 2026 compared to 11.8% during the nine-month period ended September 30, 2025. The increase was primarily driven by selective reinvestment of operational efficiency gains into meaningful brand building initiatives, including in digital environments and innovation activations.
•Share-based compensation expenses increased to CHF 50.6 million during the nine-month period ended September 30, 2026 from CHF 48.6 during the nine-month period ended September 30, 2025.
•General and administrative expenses as a percentage of net sales was equal to 16.4% during both the nine-month periods ended September 30, 2026 and 2025. Higher personnel expenses and IT and technology related expenses were offset by the non-recurrence of one-off employee-related expenses and strong net sales growth.

Depreciation and Amortization

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Depreciation and amortization	(44.7)	(32.2)	38.8%	(116.7)	(92.9)	25.6%
Depreciation and amortization % of Net sales	4.8%	4.0%		4.5%	4.1%

Three-month period ended September 30, 2026 compared to the three-month period ended September 30, 2025
Depreciation and amortization expenses during the three-month period ended September 30, 2026 increased by CHF 12.6 million, or 38.8%, to CHF 44.7 million, compared to CHF 32.2 million during the three-month period ended September 30, 2025. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 8.3 million primarily as a result of the expansion of our retail stores and our enhanced warehouse and distribution facilities. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 4.3 million, primarily driven by production equipment.

Nine-month period ended September 30, 2026 compared to the nine-month period ended September 30, 2025
Depreciation and amortization expenses during the nine-month period ended September 30, 2026 increased by CHF 23.8 million, or 25.6%, to CHF 116.7 million, compared to CHF 92.9 million during the nine-month period ended September 30, 2025. Thereof, depreciation and amortization expenses attributable to right of use assets increased by CHF 16.8 million primarily as a result of the expansion of our retail stores and our enhanced warehouse and distribution facilities. In addition, depreciation and amortization expenses attributable to owned assets increased by CHF 7.0 million, primarily driven by production equipment.

Net Financial Result

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Financial income	10.8	8.1	33.3%	29.0	22.9	26.6%
Financial expenses	(8.4)	(8.1)	3.7%	(24.6)	(21.8)	12.8%
Foreign exchange gain / (loss)	14.3	(6.1)	334.4%	17.2	(160.5)	110.7%
Net financial result	16.7	(6.1)	373.8%	21.6	(159.3)	113.6%

Three-month and nine-month periods ended September 30, 2026 compared to the three-month and nine-month periods ended September 30, 2025
Financial income for the three-month period ended September 30, 2026 increased by CHF 2.7 million to CHF 10.8 million when compared to the three-month period ended September 30, 2025. Financial income for the nine-month period ended September 30, 2026 increased by CHF 6.1 million to CHF 29.0 million when compared to the nine-month period ended September 30, 2025. The increases in the three and nine-month periods ended September 30, 2026 were primarily driven by an increase in the underlying amount of fixed deposits.
Financial expenses for the three-month period ended September 30, 2026 increased by CHF 0.2 million to CHF 8.4 million, compared to CHF 8.1 million for the three-month period ended September 30, 2025. Financial expenses for the nine-month period ended September 30, 2026 increased by CHF 2.9 million to CHF 24.6 million, compared to CHF 21.8 million for the nine-month period ended September 30, 2025. The increases in the three and nine-month periods ended September 30, 2026 were primarily driven by higher interest expenses on lease contracts, resulting from new leases outstanding throughout the three and nine-month periods ended September 30, 2026, compared to the three and nine-month periods ended September 30, 2025.
The change in foreign exchange result was primarily due to significant foreign exchange losses incurred during the three-month and nine-month periods ended September 30, 2025, driven by fluctuations in the CHF/USD exchange rate. The changes in foreign exchange gains / losses recorded in the three-month and nine-month periods ended September 30, 2026 was primarily due to the functional currency changes that occurred on January 1, 2026, and the appreciation of the USD against the CHF as of September 30, 2026 compared to December 31, 2025. Refer to the section titled "Factors Affecting Performance and Trend Information," and to our Annual Report, available at www.sec.gov, for additional information on the aforementioned functional currency changes.

Income Taxes

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Income tax benefit / (expense)	(48.9)	0.3	nm	(82.4)	(0.6)	nm
Effective income tax rate	23.1%	(0.2)%		18.2%	0.4%

Income tax expense, based on an estimate of the annual effective income tax rate for the three and nine-month periods ended September 30, 2026, was CHF 48.9 million and CHF 82.4 million, respectively. This compares to income tax (expense) / benefit of CHF 0.3 million and CHF (0.6) million for the corresponding periods in 2025. The effective income tax rate was 23.1% and 18.2% for the three and nine-month periods ended September 30, 2026, respectively, compared to (0.2)% and 0.4% for the three and nine-month periods ended September 30, 2025 respectively.
The effective income tax rate for the three and nine-month periods ended September 30, 2026 was more closely aligned with our expected range. The period-over-period changes to the effective income tax rate were primarily attributable to the low effective income tax rate for the three and nine-month periods ended September 30, 2025. The effective income tax rate in the prior-year comparative periods was driven by the high effectiveness of certain tax incentives, prior-year adjustments, and the elimination of intercompany profits in inventory.

Liquidity and Capital Resources
Our primary need for liquidity is to fund working capital requirements, capital expenditures, lease obligations, other material cash requirements, general corporate expenditures, and the Share Repurchase Program. We finance our liquidity needs using a combination of cash and cash equivalents balances and cash provided from operating activities.

Cash Flows

	Nine-month period ended September 30,
(CHF in millions)	2026	2025	Change

Cash inflow from operating activities	413.3	246.4	166.9
Cash (outflow) from investing activities	(84.6)	(50.0)	(34.6)
Cash (outflow) from financing activities	(75.5)	(58.3)	(17.2)
Change in cash and cash equivalents	253.2	138.1	115.1
Cash and cash equivalents at the beginning of the period	1,019.9	924.3	95.5
Net impact of foreign exchange rate differences	65.7	(100.5)	166.2
Cash and cash equivalents at the end of the period (1)	1,339.0	961.8	377.3
(1) Cash and cash equivalents as of September 30, 2026 include restricted cash in the amount of 0.7 million provided for bank guarantees associated with lease commitments. Restricted cash as of December 31, 2025 is equal to CHF 0.9 million.

Operating activities
Cash inflow from operating activities for the nine-month period ended September 30, 2026 increased by CHF 166.9 million to CHF 413.3 million compared to CHF 246.4 million for the nine-month period ended September 30, 2025. This increase was mainly driven by higher net income after non-cash adjustments of CHF 160.4 million, driven primarily by the higher net income in the period, in part due to a higher gross margin, which was favorably impacted by the U.S. tariff refunds received and recognized during the nine-month period ended September 30, 2026. Refer to the section titled "Factors Affecting Performance and Trend Information" for additional information.

Investing activities
Cash outflow from investing activities for the nine-month period ended September 30, 2026 increased by CHF 34.6 million to CHF 84.6 million, compared to CHF 50.0 million for the nine-month period ended September 30, 2025. The increase is driven by higher purchases of property, plant and equipment during the current year period, primarily related to leasehold improvements within our retail stores.

Financing activities
Cash outflow from financing activities for the nine-month period ended September 30, 2026 increased by CHF 17.2 million to CHF 75.5 million, compared to CHF 58.3 million for the nine-month period ended September 30, 2025. The increase is primarily driven by higher repayments of lease liabilities of CHF 10.0 million resulting from new retail stores, warehouses, and offices.

Net Working Capital
Net working capital is a financial measure that is not defined under IFRS. We use and believe that certain investors and analysts use this information to assess liquidity and management use of net working capital resources. We define net working capital as trade receivables, plus inventories, minus trade payables. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

	As of September 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

Trade receivables	432.8	305.4	41.7%
Inventories	495.7	419.8	18.1%
Trade payables	(187.7)	(154.8)	21.3%
Net working capital	740.7	570.3	29.9%

Capital Management

	As of September 30,	As of December 31,
(CHF in millions)	2026	2025	% Change

As of September 30, 2026: CHF 0.10 nominal value, 308,472,124 Class A Ordinary Shares issued of which 302,025,490 were outstanding As of December 31, 2025: CHF 0.10 nominal value, 306,847,124 Class A Ordinary Shares issued of which 296,873,353 were outstanding	30.8	30.7	0.5%
As of September 30, 2026: CHF 0.01 nominal value, 324,991,680 Class B voting rights shares issued and outstanding December 31, 2025: CHF 0.01 nominal value, 341,241,680 Class B voting rights shares issued and outstanding	3.2	3.4	(4.8)%
Share capital	34.1	34.1	—%
Treasury shares	(26.5)	(26.7)	(0.9)%
Share premium	760.7	760.8	—%
Statutory reserves	68.4	62.4	9.6%
Equity transaction costs	(8.7)	(8.7)	—%
Tax impact on equity transaction costs	1.3	1.3	—%
Share-based compensation	523.7	473.2	10.7%
Capital reserves	1,345.3	1,289.0	4.4%
Other reserves	69.3	(46.6)	248.8%
Retained earnings	753.7	382.6	97.0%
Equity	2,175.9	1,632.4	33.3%

	Class A Shares	Class B Shares

Shares issued and outstanding as of January 1, 2026	296,873,353	341,241,680
Sale of treasury shares related to share-based compensation	3,531,594	—
Purchase of treasury shares	(4,457)	—
Conversion of Class B shares to Class A shares(2)	1,625,000	(16,250,000)
Shares issued and outstanding as of September 30, 2026(1)	302,025,490	324,991,680

Awards granted under various incentive plans with dilutive effects as of September 30, 2026	1,811,869	2,413,086
(1) As of September 30, 2026 there were 6,446,634 treasury shares held by On (December 31, 2025: 9,973,771).
(2) As previously disclosed on Form 6-K' filed with the SEC on May 28, 2026, 16,250,000 of Class B Shares were converted into 1,625,000 Class A Ordinary Shares.

Share-based compensation
As of September 30, 2026, On has recognized an increase in shareholders' equity in the balance sheet of CHF 50.4 million for share-based compensation incurred during the nine-month period ending September 30, 2026.
For the nine-month period ending September 30, 2026, we have recognized a share-based compensation expense of CHF 50.6 million pursuant to the following share-based compensation plans and programs for select employees including our group executive team and senior management team:
• Long Term Incentive Plan 2021
• Compensation of non-executive members of our board of directors
Share-based payments are valued based on the grant date fair value of these awards and recorded over the corresponding vesting period.

Indebtedness
On July 7, 2023, we entered into a CHF 700 million multicurrency credit facility agreement ("credit facility"). We have an option to increase the total availability of borrowings under the credit facility in an aggregate amount of up to CHF 200 million, subject to the satisfaction of certain customary conditions. We entered into the credit facility as part of our prudent financial planning strategy to create future financial flexibility to better align with the size and maturity of the Company. The proceeds of any borrowings under the credit facility may be used towards the financing of working capital requirements and for general corporate purposes, including the roll-in of certain existing bank guarantees and the issuance of new bank guarantees. The credit facility had an initial term of three years, which has subsequently been extended for a total period of two years. Subsequent to extensions, the credit facility will expire on July 7, 2028.
As of September 30, 2026 and December 31, 2025, no amounts had been drawn under the credit facility, and we do not currently expect to do so in the near term. As of September 30, 2026, we are using the credit facility to provide guarantees and letters of credit, as further discussed in the section titled "Off-Balance Sheet Arrangements."
The credit facility also contains financial covenants that depend on our consolidated equity as well as our net debt to adjusted EBITDA ratio. As of and during the nine-month period ended September 30, 2026, we were in compliance with all covenants under the credit facility.
Further, as of September 30, 2026, trade receivables and inventories with a carrying value of CHF 341.2 million and CHF 316.9 million, respectively, were pledged in relation to the credit facility.

Share Buyback
In September 2026, our Board of Directors approved the repurchase of up to an aggregate of USD 1 billion of our Class A Ordinary Shares through the end of December 2029 (CHF 834.7 million at the closing USD/CHF spot rate as of September 30, 2026) (the “Share Repurchase Program”). The Share Repurchase Program is supported by our strong balance sheet and cash-generative business and forms part of our disciplined capital allocation strategy. We did not repurchase any shares under the Share Repurchase Program during the three and nine-month periods ended September 30, 2026.

Material Cash Requirements
As of September 30, 2026, there were no material changes to the material cash requirements reported in our Annual Report, with the exception of the items discussed below.
Lease commitments: As of September 30, 2026, total lease commitments are CHF 249.3 million, with CHF 6.1 million, CHF 81.1 million, and CHF 162.1 million, due in less than one year, between one to five years, and more than five years, respectively. The increase as of September 30, 2026 compared to December 31, 2025 relates to a new planned office in New York and our planned global retail expansion, partially offset by the commencement of the automated warehouse in Belgium.
Lease liabilities: As of September 30, 2026, total undiscounted lease liabilities are CHF 877.6 million, with CHF 135.4 million, CHF 425.8 million, and CHF 316.4 million due in less than one year, between one to five years, and more than five years, respectively. The total increase as of September 30, 2026 compared to December 31, 2025, relates primarily to the Belgium warehouses, and to various new retail store leases across all regions.
Endorsement contracts: As of September 30, 2026, total cash commitments on endorsement contracts, including other marketing commitments, are CHF 273.3 million, with CHF 65.6 million, CHF 133.6 million, and CHF 74.1 million due in less than one year, between one to five years, and more than five years, respectively. The increase as of September 30, 2026 compared to December 31, 2025 relates to new endorsement contracts. The total does not include future sales-based royalties.

Off-Balance Sheet Arrangements
As of September 30, 2026 and December 31, 2025, we provided guarantees and letters of credit in the amount of CHF 188.3 million and CHF 153.2 million in favor of third parties, respectively. Of the total guarantees and letters of credit outstanding as of September 30, 2026 and December 31, 2025, CHF 168.2 million and CHF 153.2 million, respectively, relate to our credit facility, as discussed in the section titled "Indebtedness." Other than those items disclosed here and elsewhere in this document, we do not have any material off-balance sheet arrangements or commitments as of September 30, 2026.

Factors Affecting Performance and Trend Information
We expect our growth, financial condition, cash flows, and results of operations will continue to be affected by a number of factors and trends. Refer to “Item 3.D. Risk Factors” and "Item 5. Operating and Financial Review and Prospects" within our Annual Report for further information on these factors. Below, we have included recent updates.

Customs and duty expenses
Beginning in April 2025, the United States ("U.S") implemented new tariffs as part of its trade policy, including both baseline tariffs and higher country-specific reciprocal tariffs on imports from all countries. Additionally, on July 31, 2025, an executive order ("Executive Order") was signed confirming the tariff rates on various trading partner countries, including a fixed reciprocal import tariff of 20% on Vietnam (applied in addition to the existing 20% import tariff in Vietnam). The confirmed tariff rates under the Executive Order became effective in August, 2025. In July 2026, the U.S. government imposed additional tariffs under Section 301 of the Trade Act of 1974 that are expected to result in an increase in tariffs on our products.
On February 20, 2026, the U.S. Supreme Court invalidated specific tariffs levied under the International Emergency Economic Powers Act (“IEEPA”), and the U.S government ceased collecting these tariffs on February 24, 2026. On April 20, 2026, the U.S. Customs and Border Protection (“CBP”) introduced an electronic system to manage refunds for these IEEPA tariffs.
As of September 30, 2026, our total IEEPA tariffs paid are approximately CHF 57.4 million. Of this amount, approximately CHF 52.6 million have been submitted through the U.S. Customs refund processing and received during the nine-months ended September 30, 2026. These amounts relate to inventories already sold. As such, we recognized these amounts as a reduction to cost of sales within our consolidated financial statements during the nine-months ended September 30, 2026, consistent with our previous disclosures.
Subsequent to September 30, 2026, we submitted further claims for IEEPA tariff refunds of approximately CHF 4.5 million, all of which had been accepted by the CBP prior to November 10, 2026. We determined that recovery of these amounts was not virtually certain as of September 30, 2026, and therefore have not recognized them in the unaudited interim condensed consolidated financial statements. We will recognize these refunds when their realization is deemed virtually certain, as a reduction to cost of sales, as they are attributable to inventories already sold.
We will continue to monitor changes to the import and export policies of the U.S. and other countries, including the imposition of additional tariffs, that could impact our financial position, results of operations and cash flows.

Macroeconomic conditions
Global events, including the recent military conflict in the Middle East, have resulted in worldwide geopolitical and macroeconomic uncertainty, and we cannot predict how these conflicts will evolve or the timing and effects thereof. Continued instability could adversely affect consumer demand and our sales and growth in those markets. In addition, the conflict could further disrupt regional trade routes. We will continue to monitor the situation and the potential impact it may have on consumer patterns and sentiment in the Middle East and other regions.
We are subject to risks and exposures from the evolving global macroeconomic environment, including the level of promotional activity in the market and economic uncertainty, all of which may negatively impact customer demand, consumer spending, our ability to manage inventory, and our sales and growth. In the second and third quarters of 2026, growth in our wholesale channel was more moderate given selective sell-in actions with partners, particularly in the Americas, as we continue to operate in a highly promotional market / industry. These actions are a result of our commitment to our premium strategy and disciplined execution, including selective actions taken in the fourth quarter of 2026 and the potential for further action to manage sell-in for the remainder of the year.

Functional Currency Change
Effective January 1, 2026, On Holding AG (the Group's parent company) and On AG (the Group's main trading entity) have changed their functional currency from the Swiss Franc (CHF) to the U.S Dollar (USD). These changes were accounted for prospectively and did not impact prior period financial statements. The Group’s presentation currency remains in CHF.
As a result, during the three and nine months ended September 30, 2026, the effect of exchange rate changes on USD-denominated monetary assets and liabilities was reduced, resulting in reduced volatility within line item foreign exchange gains / (losses) in our consolidated profit or loss statements. We expect this lower volatility, as a result of the reduced effect of exchange rate changes on USD-denominated monetary assets and liabilities, to continue throughout 2026 and into future periods.
Additionally, beginning in the first quarter of 2026, we are recording adjustments in other comprehensive income / (loss) to translate these entities' financial statements from USD to CHF (our presentation currency), which led to increased volatility within other comprehensive income / (loss) during the three and nine months ended September 30, 2026. We expect the increased volatility arising from the translation of these entities' financial statements from USD to CHF to continue throughout 2026 and into future periods.
Refer to note "6.6 Events after the balance sheet date" and "Item 5.B Liquidity and capital resources" within our Annual Report, available at www.sec.gov., for additional information on the aforementioned functional currency change.

Non-IFRS Measures
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis are financial measures that are not defined under IFRS.
We use these non-IFRS measures when evaluating our performance, including when making financial and operating decisions, and as a key component in the determination of variable incentive compensation for employees. We believe that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures enhance investor understanding of our financial and operating performance from period to period, because they enhance the comparability of results between each period, help identify trends in operating results and provide additional insight and transparency on how management evaluates the business. In particular, we believe adjusted EBITDA, adjusted EBITDA margin, adjusted net income and net working capital are measures commonly used by investors to evaluate companies in the sportswear industry.
However, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, adjusted diluted EPS, net working capital, and net sales on a constant currency basis should not be considered in isolation or as a substitute for other financial measures calculated and presented in accordance with IFRS and may not be comparable to similarly titled non-IFRS measures used by other companies. The tables below reconcile adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic EPS, and adjusted diluted EPS to their most directly comparable IFRS measure. See sections titled "Liquidity and Capital Resource" and "Operating Results" for reconciliations of net working capital and net sales on a constant currency basis, respectively, to their most directly comparable IFRS measure.

Adjusted EBITDA and Adjusted EBITDA Margin
The table below reconciles net income and adjusted EBITDA for the periods presented. Adjusted EBITDA margin is equal to adjusted EBITDA for the period presented as a percentage of net sales for the same period.

	Three-month period ended September 30,			Nine-month period ended September 30,
(CHF in millions)	2026	2025	% Change	2026	2025	% Change

Net income	162.8	118.9	36.9%	371.0	134.6	175.6%
Exclude the impact of:
Income taxes	48.9	(0.3)	16400.0%	82.4	0.6	13633.3%
Financial income	(10.8)	(8.1)	33.3%	(29.0)	(22.9)	26.6%
Financial expenses	8.4	8.1	3.7%	24.6	21.8	12.8%
Foreign exchange result(1)	(14.3)	6.1	(334.4)%	(17.2)	160.5	(110.7)%
Depreciation and amortization	44.7	32.2	38.8%	116.7	92.9	25.6%
Share-based compensation(2)	17.1	23.0	(25.7)%	50.6	48.6	4.1%
Adjusted EBITDA	256.8	179.9	42.7%	599.1	436.0	37.4%
Adjusted EBITDA Margin	27.6%	22.6%	21.7%	22.9%	19.2%	19.4%
(1) Represents the foreign exchange gain / (loss) line item within the consolidated statements of income.

(2) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

Adjusted Net Income, Adjusted Basic EPS and Adjusted Diluted EPS
We use adjusted net income, adjusted basic EPS and adjusted diluted EPS as measures of operating performance in conjunction with related IFRS measures.
For the purpose of operational performance measurement, we calculate adjusted net income, adjusted basic EPS and adjusted diluted EPS in a manner that fully excludes the impact of any costs related to share-based compensation and includes the tax effect on the tax-deductible portion of the non-IFRS adjustments, which we believe increases comparability of the metric from period to period, and makes it useful for management, our audit committee and investors to assess our financial performance over time.
Adjusted basic EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period. Adjusted diluted EPS is calculated by dividing adjusted net income by the weighted average number of ordinary shares outstanding during the period on a fully diluted basis.

The table below provides a reconciliation between net income and adjusted net income, adjusted basic EPS and adjusted diluted EPS for the periods presented:

	Three-month period ended September 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income	146.9	15.8	106.8	12.1
Exclude the impact of:
Share-based compensation(1)	15.4	1.7	20.7	2.3
Tax effect of adjustments(2)	0.2	—	0.1	—
Adjusted net income	162.6	17.5	127.6	14.4

Weighted number of outstanding shares	301,812,024	324,991,680	296,472,498	334,916,680
Weighted number of shares with dilutive effects	1,817,131	2,413,086	2,926,575	10,595,360
Weighted number of outstanding shares (diluted and undiluted)(3)	303,629,155	327,404,766	299,399,073	345,512,040

Adjusted basic EPS (CHF)	0.54	0.05	0.43	0.04
Adjusted diluted EPS (CHF)	0.54	0.05	0.43	0.04

	Nine-month period ended September 30,
(CHF in millions, except per share data)	2026	2026	2025	2025
	Class A	Class B	Class A	Class B

Net income	333.9	37.2	120.7	13.9
Exclude the impact of:
Share-based compensation(1)	45.5	5.1	43.5	5.0
Tax effect of adjustments(2)	(0.4)	—	(0.3)	—
Adjusted net income	379.0	42.2	164.0	18.9

Weighted number of outstanding shares	299,887,578	333,801,204	295,155,386	340,427,586
Weighted number of shares with dilutive effects	2,336,455	3,274,421	3,648,162	12,108,722
Weighted number of outstanding shares (diluted and undiluted)(3)	302,224,033	337,075,625	298,803,548	352,536,308

Adjusted basic EPS (CHF)	1.26	0.13	0.56	0.06
Adjusted diluted EPS (CHF)	1.25	0.13	0.55	0.05

(1) Management excludes share-based compensation expenses as these are non-cash and we do not consider these expenses reflective of our ongoing operations and performance.

(2) The tax effect has been calculated by applying the local tax rate on the tax-deductible portion of the respective adjustments.

(3) Weighted numbers of outstanding shares (diluted and undiluted) are presented herein in order to calculate adjusted basic and adjusted diluted EPS in relation to adjusted net income for such periods.

Net Sales on a Constant Currency Basis
Net sales on a constant currency basis is a non-IFRS measure which represents current period results that have been retranslated using exchange rates used in the prior year comparative period. We provide constant currency percent change in net sales within our "Key Financial and Operating Metrics" and "Operating Results" sections, to enhance the visibility of the underlying growth rate of net sales, excluding the impact of foreign currency exchange rate fluctuations.

New Accounting Pronouncements
There have been no material changes related to recently issued or adopted accounting standards from those disclosed in our consolidated financial statements for the year ended December 31, 2025, included in our Annual Report, available at www.sec.gov.

Critical Accounting Policies
There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our consolidated financial statements for the year ended December 31, 2025, included in our Annual Report, available at www.sec.gov.

Risk Factors
There have been no material changes to the risk factors as set out in our Annual Report, available at www.sec.gov.

Special Note Regarding Forward-Looking Statements
This management's discussion and analysis contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Many of the forward-looking statements contained in this management’s discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “continue,” “could,” “expect,” “estimate,” “forecast,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “target,” “will,” “would,” and “should,” among others.
Among other things, On’s quotations from management in the press releases and other written materials, as well as On’s strategic and operational plans, contain forward-looking statements. On may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further, On uses the investors.on-running.com website as well as LinkedIn as means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Forward-looking statements appear in a number of places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.
Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section titled “Risk Factors” in our Annual Report. These risks and uncertainties include factors relating to: the strength of our brand and our ability to maintain our reputation and premium brand image; our ability and the ability of our independent manufacturers and other suppliers to follow responsible business practices; our ability to implement our growth strategy; the concentration of our business in a single, discretionary product category, namely footwear, apparel and accessories; our ability to continue to innovate and meet consumer expectations; changes in consumer tastes and preferences including in products and sustainability, and our ability to connect with our consumer base; our ability to open new stores at locations that will attract customers to our premium products; our ability to compete and conduct our business in the future; health epidemics, pandemics and similar outbreaks; general economic, political, demographic and business conditions worldwide, including geopolitical uncertainty and instability, such as the on-going Russia-Ukraine, Israel-Hamas or Middle East conflicts and on-going shipping disruptions in the Red Sea and surrounding waterways; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; our ability to successfully develop, implement, and scale our LightSpray™ technology and products developed using this technology; our ability to strengthen and grow our DTC channel; our ability to address climate related risks; our ability to execute and manage our sustainability strategy and achieve our sustainability-related goals and targets, including sustainable product offerings and investor and customer scrutiny; our third-party suppliers, manufacturers and other partners, including their financial stability and our ability to find suitable partners to implement our growth strategy; supply chain disruptions, inflation and increased costs in supplies, goods and transportation, customs and duty expenses, and foreign exchange rates; the availability of qualified personnel and the ability to retain such personnel, including our Executive Founder Team; our ability to accurately forecast demand for our products and manage product manufacturing decisions; our ability to distribute products through our wholesale channel; changes in commodity, material, labor, distribution and other operating costs; our international operations; our ability to protect our intellectual property and defend against allegations of violations of third-party intellectual property by us; cybersecurity incidents and other disruptions to our information technology ("IT") systems; increased hacking activity against the critical infrastructure of any nation or organization that retaliates against Russia for its invasion of Ukraine; our reliance on complex IT systems; our ability to adopt and monitor generative artificial intelligence ("AI") technologies in our operations; changes and contemplation of changes to trade policies, tariffs and import/export regulations in the United States and other jurisdictions; financial accounting and tax matters; our ability to maintain effective internal control over financial reporting; the potential impact of, and our compliance with, new and existing laws and regulations; other factors that may affect our financial condition, liquidity and results of operations; and other risks and uncertainties set out in filings made from time to time with the SEC and available at www.sec.gov, including, without limitation, our most recent reports on Form 20-F and Form 6-K. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Appendix: Consolidated Financial Information

Consolidated interim statements of income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2026	2025	2026	2025

Net sales	931.4	794.4	2,613.6	2,270.2
Cost of sales	(255.5)	(272.1)	(847.6)	(851.9)
Gross profit	676.0	522.2	1,766.0	1,418.3
Selling, general and administrative expenses	(481.0)	(397.5)	(1,334.1)	(1,123.8)
Operating result	195.0	124.7	431.9	294.5
Financial income	10.8	8.1	29.0	22.9
Financial expenses	(8.4)	(8.1)	(24.6)	(21.8)
Foreign exchange gain / (loss)	14.3	(6.1)	17.2	(160.5)
Income before taxes	211.7	118.6	453.5	135.2
Income tax benefit / (expense)	(48.9)	0.3	(82.4)	(0.6)
Net income	162.8	118.9	371.0	134.6
Earnings per share
Basic EPS Class A (CHF)	0.49	0.36	1.11	0.41
Basic EPS Class B (CHF)	0.05	0.04	0.11	0.04

Diluted EPS Class A (CHF)	0.48	0.36	1.10	0.40
Diluted EPS Class B (CHF)	0.05	0.03	0.11	0.04

Consolidated interim statements of comprehensive income
(unaudited)

	Three-month period ended September 30,		Nine-month period ended September 30,
(CHF in millions)	2026	2025	2026	2025

Net income	162.8	118.9	371.0	134.6
Net actuarial result from defined benefit plans	—	—	(0.5)	3.4
Taxes on net actuarial result from defined benefit plans	—	—	0.1	(0.7)
Items that will not be reclassified to income statement	—	—	(0.4)	2.8
Foreign currency translation effect	81.3	0.2	116.3	(52.8)
Taxes on foreign currency translation effect	—	(0.2)	—	6.4
Items that will be reclassified to income statement when specific conditions are met	81.3	—	116.3	(46.4)
Other comprehensive income / (loss), net of tax	81.3	—	115.9	(43.6)
Total comprehensive income	244.0	118.9	486.9	91.0

Consolidated interim balance sheets
(unaudited)

(CHF in millions)	9/30/2026	12/31/2025

Cash and cash equivalents	1,339.0	1,019.9
Trade receivables	432.8	305.4
Inventories	495.7	419.8
Other current financial assets	90.5	59.2
Other current operating assets	173.5	158.2
Current assets	2,531.5	1,962.4
Property, plant and equipment	196.6	148.8
Right-of-use assets	701.0	494.1
Intangible assets	65.9	54.2
Deferred tax assets	166.1	175.9
Non-current assets	1,129.6	873.0
Assets	3,661.1	2,835.4
Trade payables	187.7	154.8
Current lease liabilities	119.5	81.2
Other current financial liabilities	47.4	56.7
Other current operating liabilities	379.4	355.4
Current provisions	10.8	13.0
Income tax liabilities	68.6	63.2
Current liabilities	813.4	724.4
Employee benefit obligations	9.2	5.5
Non-current provisions	27.6	20.7
Non-current lease liabilities	613.1	440.3
Other non-current financial liabilities	7.9	2.8
Deferred tax liabilities	13.9	9.3
Non-current liabilities	671.8	478.6
Share capital	34.1	34.1
Treasury shares	(26.5)	(26.7)
Capital reserves	1,345.3	1,289.0
Other reserves	69.3	(46.6)
Retained earnings	753.7	382.6
Equity	2,175.9	1,632.4
Equity and liabilities	3,661.1	2,835.4

Consolidated interim statements of cash flows
(unaudited)

	Nine-month period ended September 30,
(CHF in millions)	2026	2025

Net income	371.0	134.6
Adjustments for:
Share-based compensation	50.4	49.7
Employee benefit expenses	2.8	2.8
Depreciation and amortization	116.7	92.9
Loss on disposal of assets	0.2	0.7
Interest income and expenses	(7.4)	(6.7)
Net exchange differences	(19.2)	162.0
Income taxes	82.4	0.6
Change in working capital	(110.8)	(178.3)
Trade receivables	(106.3)	(130.5)
Inventories	(24.3)	(39.1)
Trade payables	19.9	(8.7)
Change in other current assets / liabilities	(29.4)	36.9
Change in provisions	(1.1)	(5.1)
Interest received	27.6	22.4
Income taxes paid	(70.0)	(66.0)
Cash inflow from operating activities	413.3	246.4

Purchase of tangible assets	(68.5)	(46.2)
Purchase of intangible assets	(16.1)	(3.8)
Cash (outflow) from investing activities	(84.6)	(50.0)

Payments of lease liabilities	(61.3)	(51.3)
Proceeds from issuance of shares	—	0.3
Proceeds on sale of treasury shares related to share-based compensation	6.0	8.3
Interest paid	(20.2)	(15.6)
Cash (outflow) from financing activities	(75.5)	(58.3)

Change in net cash and cash equivalents	253.2	138.1
Net cash and cash equivalents at January 1	1,019.9	924.3
Net impact of foreign exchange rate differences	65.7	(100.5)
Net cash and cash equivalents at September 30	1,339.0	961.8

Consolidated interim statements of changes in equity
(unaudited)

	Three-month period ended September 30, 2026 and 2025
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance at July 1, 2025	33.7	(26.6)	1,242.8	(47.6)	194.7	1,397.0
Net income	—	—	—	—	118.9	118.9
Other comprehensive income	—	—	—	—	—	—
Comprehensive income	—	—	—	—	118.9	118.9
Capital increase	0.3	—	—	—	—	0.3
Share-based compensation	—	—	24.4	—	—	24.4
Sale of treasury shares	—	—	0.6	—	—	0.7
Balance at September 30, 2025	34.0	(26.7)	1,267.9	(47.6)	313.6	1,541.3

Balance at July 1, 2026	34.1	(26.4)	1,324.7	(12.0)	590.9	1,911.4
Net income	—	—	—	—	162.8	162.8
Other comprehensive income	—	—	—	81.3	—	81.3
Comprehensive income	—	—	—	81.3	162.8	244.0
Share-based compensation	—	—	19.5	—	—	19.5
Sale of treasury shares	—	—	1.0	—	—	1.0
Balance at September 30, 2026	34.1	(26.5)	1,345.3	69.3	753.7	2,175.9

	Nine-month period ended September 30, 2026 and 2025
(CHF in millions)	Share capital	Treasury shares	Capital reserves	Other reserves	Retained earnings / (losses)	Total equity

Balance at January 1, 2025	33.7	(26.8)	1,210.0	(4.0)	178.9	1,391.8
Net income	—	—	—	—	134.6	134.6
Other comprehensive loss	—	—	—	(43.6)	—	(43.6)
Comprehensive income / (loss)	—	—	—	(43.6)	134.6	91.0
Capital increase	0.3	—	—	—	—	0.3
Share-based compensation	—	—	49.7	—	—	49.7
Sale of treasury shares	—	0.3	8.2	—	—	8.5
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at September 30, 2025	34.0	(26.7)	1,267.9	(47.6)	313.6	1,541.3

Balance at January 1, 2026	34.1	(26.7)	1,289.0	(46.6)	382.6	1,632.4
Net income	—	—	—	—	371.0	371.0
Other comprehensive income	—	—	—	115.9	—	115.9
Comprehensive income	—	—	—	115.9	371.0	486.9
Share-based compensation	—	—	50.4	—	—	50.4
Sale of treasury shares	—	0.4	5.9	—	—	6.3
Purchase of treasury shares	—	(0.1)	—	—	—	(0.1)
Balance at September 30, 2026	34.1	(26.5)	1,345.3	69.3	753.7	2,175.9